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                                                                   EXHIBIT 12.01

               SALOMON SMITH BARNEY HOLDINGS INC. AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
                                   (Unaudited)




                                                                                       Years Ended December 31,
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Dollars in millions                                                  1997          1996          1995          1994          1993
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

Earnings from continuing operations:
 Income (loss) from continuing operations before income taxes
   and cumulative effect of change in accounting principles         $ 1,820       $ 3,064       $ 1,820       $  (173)       $2,047
 Add fixed charges (see below)                                       10,626         8,265         8,890         7,204         6,477
 Other adjustments                                                        0             1             0             0            22
                                                                    -------       -------       -------       -------        ------
Earnings as defined                                                 $12,446       $11,330       $10,710       $ 7,031        $8,546
                                                                    =======       =======       =======       =======        ======


Fixed charges from continuing operations:
 Interest expense                                                   $10,530       $ 8,175       $ 8,797       $ 7,112        $6,391
 Other adjustments                                                       96            90            93            92            86
                                                                    -------       -------       -------       -------        ------
Fixed charges from continuing operations as defined                 $10,626       $ 8,265       $ 8,890       $ 7,204        $6,477
                                                                    =======       =======       =======       =======        ======

Ratio of earnings to fixed charges                                     1.17          1.37          1.20*         0.98          1.32
                                                                    =======       =======       =======       =======        ======
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NOTE:
The ratio of earnings to fixed charges from continuing operations is calculated by dividing fixed charges into the sum of income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principles and fixed charges. Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

* For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings as defined for the year was $173 million.